As filed with the Securities and Exchange Commission on November 21, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEGGETT & PLATT, INCORPORATED

(Exact name of registrant as specified in its charter)

Missouri	44-0324630
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Leggett Road Carthage, Missouri	64836
(Address of Principal Executive Offices)	(Zip Code)

LEGGETT & PLATT, INCORPORATED

Deferred Compensation Program

(Full title of the plan)

Jennifer J. Davis

Executive Vice President – General Counsel

Leggett & Platt, Incorporated

1 Leggett Road

Carthage, Missouri 64836

(Name and address of agent for service)

417-358-8131

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED

IN THE SECTION 10(a) PROSPECTUS

As permitted by the rules of the Securities and Exchange Commission, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I of this Registration Statement will be sent or given to eligible employees as specified by Rule 428(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not being filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents listed in (a) through (e) below, which are on file with the Securities and Exchange Commission (the “Commission”), are incorporated herein by reference:

(a) The Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 27, 2024;

(b) The Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March  31, 2024 filed on May 8, 2024, June 30, 2024 filed on August  7, 2024 and September 30, 2024, filed on November 7, 2024 ;

(c) The Company’s Current Reports on Form 8-K filed on January  16, 2024, February  28, 2024, March  25, 2024, April  30, 2024 (with respect to Item 8.01 only), May  10, 2024, May  21, 2024 and November 1, 2024;

(d) Portions of our definitive proxy statement on Schedule 14A filed on March 28, 2024 that are incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 under the Securities Exchange Act of 1934 (“Exchange Act”); and

(e) The description of the Company’s common stock contained in the Company’s Form 8-A dated June 5, 1979, as amended on Form 8 dated May 10, 1984 and as updated by Exhibit 4.7 to the Company’s Form 10-K for the year ended December 31, 2023 filed on February 27, 2024, including any amendments or reports filed for the purpose of updating such description.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date hereof and prior to the filing of a post-effective amendment hereto which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents except that the portion of any Current Report on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 thereof, including any related exhibits under Item 9.01 of Form 8-K, or any other information furnished to, and not filed with, the Commission shall not be incorporated by reference herein.

For purposes of this Registration Statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Common Stock

The Common Stock of the Company is registered under Section 12(b) of the Exchange Act and, accordingly, no description is provided hereunder.

Deferred Compensation Obligations

The following description of the Obligations registered hereunder is qualified by reference to the Program. A copy of the Program is filed as Exhibit 4.3 to this Registration Statement. Stock Units provided for in the Program are granted under the Flexible Stock Plan and will be subject to the terms of that plan.

The Program is available to (i) all directors and officers of the Company subject to the requirements of Section 16 of the Securities Exchange Act of 1934, and (ii) such other employees of the Company selected by the Human Resources and Compensation Committee of the Board of Directors (the “Committee”). The Obligations will be unsecured general obligations of the Company to pay the deferred compensation to participating directors, officers and employees in the future in accordance with the terms of the Program. The Obligations will rank equally with other unsecured and unsubordinated indebtedness of the Company outstanding from time to time.

Each participant may elect to defer all or a portion of his or her compensation to be earned and vested in the next calendar year in accordance with the terms of the Program. Participants may elect to defer compensation using any combination of two alternatives, discussed in more detail below: Stock Units or L&P Cash Deferral. Deferred compensation vests at the time the participant would have been entitled to receive the compensation but for the election to defer.

Unless authorized by the Committee, the Company’s obligation, as respects deferred compensation, may not be transferred, assigned or pledged during a participant’s lifetime. The Company may amend or terminate the Program at any time. However, no such amendment or termination will deprive any participant of the right to receive benefits previously vested under the Program.

Stock Options

Effective October 30, 2024, Stock Options are no longer offered as an investment alternative under the Program. Stock Options previously granted under the Program shall be governed by the terms and conditions applicable to such Stock Option at the time of grant.

Although the Company intends to settle the exercise of a previously granted Stock Option in shares of Common Stock, the Company reserves the right, subject to the Committee’s approval, to settle the Stock Option exercise in cash in lieu of shares of Common Stock. If settled in cash, the amount of the payment will be equal to the Fair Market Value (as defined in the Company’s Flexible Stock Plan) of the number of shares of Common Stock that would otherwise be issued upon Stock Option exercise. Fair Market Value shall be determined at the date of exercise, in the same manner as if the exercise would have been settled in shares of Common Stock.

A participant will have no rights as a shareholder with respect to the shares covered by his or her previously granted Stock Option until stock has been issued for the shares. No adjustment will be made for dividends or other rights for which the record date is before the issuance date.

Stock Units

Participants may defer compensation into Stock Units equivalent to shares of Company Common Stock. Stock Units are not transferable and do not carry voting rights.

Stock Units will be credited to participant accounts on a bi-weekly basis or as the compensation otherwise would have been paid. If dividends are paid on the Company’s Common Stock, the Company will make a dividend contribution equal to the per share cash dividend on the number of Stock Units credited to the participant’s account on the dividend record date. All Stock Units will be acquired at a price equal to 80% of the fair market value of a share of the Company’s Common Stock on the date of the bi-weekly deferral or dividend payment.

Prior to distribution, Stock Units will be converted to the appropriate number of whole shares of Company Common Stock on a one-to-one basis. The Company will withhold from the shares distributed any amount required to pay applicable taxes. Although the Company intends to settle participants’ accounts in stock, notwithstanding any other provision of the Program, the Company reserves the right, subject to the Committee’s approval, to pay Stock Units in cash in lieu of shares of Common Stock. If settled in cash, the amount of the distribution will be equal to the fair market value (as defined in the Company’s Flexible Stock Plan) of the number of shares of Common Stock that would otherwise be issued. Participants may elect to receive payment of the Stock Units all at once or in annual installments for up to 10 years. The initial payout must occur at least two years and not more than ten years after the deferral election.

L&P Cash Deferral

Compensation deferred under the L&P Cash Deferral component of the Program will accrue interest from the date the deferred compensation would have been paid at a rate established by the Company’s chief financial officer, unless the Committee determines otherwise.

Participants may elect to receive payment of the L&P Cash Deferral in a lump sum or annual installments for up to 10 years. The initial payout must occur at least two years and not more than ten years after the deferral election.

Miscellaneous

Participants may make an election to extend the payout period or change the form of distribution for Stock Units and L&P Cash Deferrals, not to exceed any maximum payout period established by the Committee. Unless otherwise permitted under applicable tax rules, the election change must be made not less than 12 months before the first scheduled payment date designated in the original election and must extend the first distribution payment by at least five years.

In the event of an unforeseeable emergency, as defined in the Program, the Committee may, in its sole discretion and as permitted under applicable law, authorize early payment of all or a portion of a vested L&P Cash Deferral or Stock Unit account, or cancel the participant’s deferral election.

In the event of a stock dividend, stock split, merger, consolidation or other recapitalization of the Company affecting the number of outstanding shares of Company Common Stock, the number of shares and exercise price subject to any outstanding Stock Options, and the number of Stock Units credited to a Participant’s account will be appropriately adjusted.

Item 5. Interests of Named Experts and Counsel.

Jennifer J. Davis, Executive Vice President – General Counsel of the Company, has rendered an opinion as to the legality of the Company’s Deferred Compensation Obligations, including L&P Cash Deferrals, Stock Units and Common Stock being registered hereby. Ms. Davis is paid a salary and a bonus, and she is a participant in various employee benefit plans offered by the Company and owns and has equity awards relating to shares of the Company’s Common Stock.

Item 6. Indemnification of Directors and Officers.

The Company is a Missouri corporation. Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri (“GBCL”) provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

Section 351.355(3) of the GBCL provides that, except as otherwise provided in the corporation’s articles of incorporation or the bylaws, to the extent a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he or she shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred in connection with such action, suit or proceeding.

Section 351.355(5) of the GBCL provides that expenses incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit, or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as authorized in this section.

Section 351.355(7) of the GBCL provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Section 351.355(8) of the GBCL provides that a corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of that section. The insurance or other arrangement, including a trust fund, self-insurance, letters of credit, guaranty or surety arrangement, may be procured within the corporation or with any insurer or other person deemed appropriate by the board of directors. That section also provides that in the absence of fraud the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability on any ground regardless of whether directors participating in the approval are beneficiaries of the insurance arrangement.

The Company’s restated articles of incorporation, as amended, and bylaws, as amended, generally provide that each person who was or is a director or officer of the corporation shall be indemnified by the corporation as a matter of right to the fullest extent permitted or authorized by applicable law and as otherwise provided in its restated articles of incorporation. For this purpose, “applicable law” generally means Section 351.355 of the GBCL, including any amendments since May 7, 1986, but only to the extent such amendment permits the corporation to provide broader indemnification rights, and any other statutory indemnification provision adopted after May 7, 1986. The Company’s bylaws, as amended, also provide that each person who was or is an employee or agent of the corporation, or who was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise may, at the discretion of the board of directors, be indemnified by the corporation to the same extent as provided in the bylaws for directors and officers. The Company’s restated articles of incorporation also provide that the indemnification and other rights provided by the restated articles of incorporation will not be deemed exclusive of any other rights to which a director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in any other capacity while holding the office of director or officer, and the corporation is specifically authorized to provide such indemnification and other rights by any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. The Company has a similar provision in its bylaws.

The Company’s restated articles of incorporation provide that expenses incurred by any person who was or is a director or officer in defending generally any proceeding (including those by or in the right of the Company) shall be promptly advanced by the Company when so requested at any time, but only if the requesting person delivers to the Company an undertaking to repay to the Company all amounts so advanced if it should ultimately be determined that the requesting person is not entitled to be indemnified under the Company’s restated articles of incorporation, bylaws, state law or otherwise. The Company has a similar provision in its bylaws.

In addition, the Company has entered into indemnification agreements, approved by its shareholders, with its directors and executive officers. Pursuant to those agreements, the Company has agreed to indemnify and hold harmless each indemnitee to the fullest extent permitted or authorized by applicable law. For this purpose, “applicable law” generally means Section 351.355 of the GBCL, including any amendments since May 7, 1986, but only to the extent such amendment permits the corporation to provide broader indemnification rights, and any other statutory indemnification provision adopted after May 7, 1986. In addition, the Company has agreed to further indemnify and hold harmless each such party who was or is a party or is threatened to be made party to any proceeding, including any proceeding by or in the right of the Company, by reason of the fact that the indemnitee is or was a director, officer, employee or agent of the Company, or is or was serving at the request or on the behalf of the Company as a director, officer, employee or agent of another enterprise or by reason of anything done or not done by him or her in any such capacities. However, under these agreements, the Company will not provide indemnification: (i) for amounts indemnified by the Company outside of the agreement or paid pursuant to insurance; (ii) in respect of remuneration paid to indemnitee if determined finally that such remuneration was in violation of law; (iii) on account of any suit for any accounting of profits pursuant to Section 16(b) of the Exchange Act or similar provisions of any federal, state or local law; (iv) on account of indemnitee’s conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; or (v) if a final adjudication shall determine that such indemnification is not lawful.

The Company’s restated articles of incorporation provide that the corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise against any liability asserted against or incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability. The Company has a similar provision in its bylaws. The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its restated articles of incorporation. This insurance may provide broader coverage for such individuals than may be required by the provisions of the restated articles of incorporation or the bylaws.

The foregoing represents a summary of the general effect of the indemnification provisions of the GBCL, the restated articles of incorporation, as amended, the bylaws, as amended, and such agreements and insurance. Additional information regarding indemnification of directors and officers can be found in Section 351.355 of the GBCL, the restated articles of incorporation, as amended, the bylaws, as amended, and any pertinent agreements.

Item 7. Exemption From Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit Number	Description

4.1	Restated Articles of Incorporation of the Company as of May 13, 1987, with Amendments dated May 12, 1993 and May 20, 1999; filed November 7, 2024 as Exhibit 3.1.1 to the Company’s Form 10-Q, are incorporated herein by reference.

4.2	Bylaws of the Company, as amended through November 5, 2024, filed November 7, 2024 as Exhibit 3.2.2 to the Company’s Form 10-Q, is incorporated herein by reference.

4.3	The Company’s Deferred Compensation Program, effective October 30, 2024, filed November 1, 2024 as Exhibit 10.1 to the Company’s Form 8-K, is incorporated herein by reference.

4.4	The Company’s Flexible Stock Plan, amended and restated, effective as of May 8, 2024, filed March 28, 2024 as an Appendix to the Company’s Proxy Statement, is incorporated herein by reference.

5.1*	Opinion of Jennifer J. Davis, Executive Vice President – General Counsel of Leggett & Platt, Incorporated.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Jennifer J. Davis, Executive Vice President – General Counsel of Leggett & Platt, Incorporated (included in Exhibit 5.1).

24*	Power of Attorney.

107*	Filing Fee Table.

*	Denotes filed herewith.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carthage, State of Missouri, on the 21st day of November, 2024.

LEGGETT & PLATT, INCORPORATED

By:	/s/ Karl G. Glassman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Karl G. Glassman Karl G. Glassman	President and Chief Executive Officer, Chairman of Board (Principal Executive Officer)	November 21, 2024

/s/ Benjamin M. Burns Benjamin M. Burns	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 21, 2024

/s/ Tammy M. Trent Tammy M. Trent	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 21, 2024

Angela Barbee* Angela Barbee	Director

Mark A. Blinn* Mark A. Blinn	Director

Robert E. Brunner* Robert E. Brunner	Director

Mary Campbell* Mary Campbell	Director

Manuel A. Fernandez* Manuel A. Fernandez	Director

Joseph W. McClanathan* Joseph W. McClanathan	Director

Srikanth Padmanabhan* Srikanth Padmanabhan	Director

Jai Shah* Jai Shah	Director

Phoebe A. Wood* Phoebe A. Wood	Director

*

S. Scott Luton, by signing his name hereto, signs this Registration Statement on behalf of each of the persons indicated by an asterisk above pursuant to the power of attorney duly executed by such persons and filed with the Securities and Exchange Commission as part of this Registration Statement.

*By:	/s/ S. Scott Luton	November 21, 2024
S. Scott Luton
Attorney-in-Fact Under Power-of-Attorney Dated November 20, 2024